Filed By Energy Transfer Partners, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Energy Transfer Partners, L.P.

Commission File No.: 001-11727

Date: April 14, 2017

INSTITUTIONAL SHAREHOLDER SERVICES RECOMMENDS ENERGY TRANSFER PARTNERS, L.P. UNITHOLDERS VOTE FOR MERGER WITH SUNOCO LOGISTICS PARTNERS L.P.

Dallas, TX – April 14, 2017 –Energy Transfer Partners, L.P. (NYSE: ETP) today announced that Institutional Shareholder Services (“ISS”), a leading independent proxy advisory firm, has recommended that ETP unitholders vote “FOR” approval of the proposed merger with Sunoco Logistics Partners L.P. (NYSE: SXL), which will be considered at the April 26, 2017 special meeting of ETP unitholders. ETP unitholders of record as of the close of business on February 27, 2017 will be entitled to vote at the meeting. As previously announced under the terms of the merger agreement, holders of ETP common units will receive 1.5 SXL common units for each ETP common unit.

ETP’s Board of Directors has recommended that ETP unitholders vote in favor of the merger by completing and returning their proxy card. ETP’s unitholders are reminded that their vote is important. Unitholders may be able to vote their common units by telephone or the Internet if their units are held by a broker or other nominee. If ETP unitholders do not vote, it will have the same effect as a vote against approval of the merger. ETP unitholders are advised that if they have any questions or need any assistance in voting their units, they should contact ETP’s proxy solicitor, MacKenzie Partners, Inc., by telephone at (800) 322-2885 toll free.

Energy Transfer Partners, L.P. (NYSE: ETP) is a master limited partnership that owns and operates one of the largest and most diversified portfolios of energy assets in the United States. ETP’s subsidiaries include Panhandle Eastern Pipe Line Company, LP (the successor of Southern Union Company) and Lone Star NGL LLC, which owns and operates natural gas liquids storage, fractionation and transportation assets. In total, ETP currently owns and operates more than 62,500 miles of natural gas and natural gas liquids pipelines. ETP also owns the general partner, 100% of the incentive distribution rights, and approximately 67.1 million common units in Sunoco Logistics Partners L.P. (NYSE: SXL), which operates a geographically diverse portfolio of crude oil and refined products pipelines, terminalling and crude oil acquisition and marketing assets. ETP’s general partner is owned by Energy Transfer Equity, L.P. For more information, visit the Energy Transfer Partners, L.P. website at www.energytransfer.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. SXL and ETP cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of SXL to successfully integrate ETP’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by SXL and ETP with the SEC, which are available to the public. SXL and ETP undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

SXL has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of ETP that also constitutes a prospectus of SXL (the “Proxy Statement/Prospectus”). The registration statement on Form S-4 was declared effective by the SEC on March 24, 2017, and the definitive Proxy Statement/Prospectus will be delivered to ETP common unitholders of record as of February 27, 2017. SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY. These documents and any other documents filed by SXL or ETP with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, the definitive Proxy Statement/Prospectus and other documents filed with the SEC are available free of charge on ETP’s website at www.energytransfer.com within the “Investor Relations” section, and investors and security holders may obtain free copies of the registration statement and the Proxy Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of SXL or ETP at the following:

Sunoco Logistics Partners L.P.	Energy Transfer Partners, L.P.

3807 West Chester Pike	811 Westchester Drive, Suite 600

Newtown Square, PA 19073	Dallas, TX 75225

Attention: Investor Relations	Attention: Investor Relations

Phone: (866) 248-4344 (Toll Free)	Phone: 214-981-0795

Participants in the Solicitation

SXL, ETP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of SXL is contained in SXL’s Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus.

Contacts

Energy Transfer

Investor Relations:

Helen Ryoo, Lyndsay Hannah, Brent Ratliff, 214-981-0795

or

Media Relations:

Vicki Granado, 214-981-0761